Womp Studio, LLC

Financial Statements for the Year Ended December 31, 2018

REPORT OF THE INDEPENDENT ACCOUNTANT

To the Members
Womp Studio, LLC
515 Johnson Ave
Brooklyn, New York, 11237

We have reviewed the accompanying financial statements of Womp Studio, LLC (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the year ended December 31, 2018, and the related notes to the financial statements.

A review involves primarily applying analytical procedures to management's financial data and making inquiries to the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

The Company's management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with the Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Restatement of financial statements

Without modifying our opinion, we draw attention to Note 3 to the amended and restated financial statements, which explains that the amended and restated financial statements for the year ended December 31, 2018, have been restated from those which we originally reported on March 31, 2019.

Feuer Tax llp

July 4, 2019
New York, NY

FINANCIAL POSITIONS

Assets	Dec. 31, 2018	Dec. 31, 2017
Current assets		
Cash	4,149	6,573
Accounts receivables	15,164	-
Deposits	7,800	7,800
Software	30,000	-
Property and equipment, net	53,683	65,151
Total assets	110,796	79,524
Liabilities and Members' Equity		
Current liabilities		
Accounts payable and accrued expenses	10,009	2,316
Members' equity	100,787	77,208
Total liabilities and member's equity	110,796	79,524

See the report of the independent accountant and accompanying notes to the financial statements.

PROFITS AND LOSSES

	2018	2017
Revenues	339,660	75,423
Cost of goods sold		
Materials	21,760	14,586
Merchant fees	4,470	1,181
Contractors	94,803	57,424
Total cost of goods sold	121,032	73,191
Gross profit	218,627	2,232
Operating expenses		
Personnel expenses	145,742	56,898
Rent expenses	46,810	46,886
General and administrative expenses	82,854	23,748
Depreciation	16,641	11,497
Total operating expenses	292,048	139,029
Net loss	(73,421)	(136,797)

See the report of the independent accountant and accompanying notes to the financial statements.

STATEMENT OF CHANGES IN MEMBERS EQUITY

	2018	2017
Members' equity, beginning of period	77,208	7,800
Net loss	(73,421)	(136,797)
Distributions	-	(5,456)
Contributions	97,000	211,661
Members' equity, end of period	100,787	77,208

See the report of the independent accountant and accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

	2018	2017
Cash flows from operating activities		
Net loss	(73,421)	(136,797)
Change in accounts receivable	(15,164)	
Depreciation	16,641	11,497
Change in accounts payable and accrued expenses	7,693	2,316
Total cash flows from operating activities	(64,251)	(122,984)
Cash flows from investing activities		
Purchase of property and equipment	(5,173)	(76,648)
Software development	(30,000)	-
Total cash flows from investing activities	(35,173)	(76,648)
Cash flows from financing activities		
Distributions to members	-	(5,456)
Contributions from members	97,000	211,661
Total cash flows from financing activities	97,000	206,205
Net change in cash	(2,424)	6,573
Cash, beginning of the period	6,573	-
Cash, end of the period	4,149	6,573

See the report of the independent accountant and accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

Nature of business: Womp Studio, LLC (the "Company") was organized in the state of Delaware on September 1, 2016, and operates out of New York. The company operates a 3D printing and design firm.

Management's Plans: The Company's strategic plan for 2019 and beyond is focused on reaching profitability and continuing both paid and organic growth. These objectives will be achieved through developing software, onboarding new global partners, and growing the Company's marketing, advertising, and user growth efforts. The Company believes that the combination of its strategic plan and capital contributions from its financing operations will enable it to continue operations for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codifications.

Use of Estimates: The preparation of financials statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment: Property and equipment consists primarily of 3D printers and computer hardware that are stated at cost minus accumulated depreciation. Major repairs and betterments are capitalized and normal maintenance and repairs are charges to expenses as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five years for 3D printers and three years for computer hardware. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: The Company recognizes revenues in the period services are provided and are billable.

Advertising costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $1,100 for 2018.

NOTES TO THE FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies, Continued

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes. Its members report their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions and "more-likely-than-not" or being sustained "when challenged" or "when examined" by the applicable tax authorities. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that would require adjustments to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 31, 2019, the date the financial statements were available for issuance, and has determined there are

2.   Lease

The Company leases its premises under an operating lease agreement with an expiration date of November 2021. Monthly rent expense will be $3,900 per month until November 2019, when it will increase to $4,100 for the rest of the lease term. Rent expense is expected to be $47,000 for 2019 and $49,200 for 2020.

3.   Restatement of financial results

Management of the Company has determined that certain transactions had been incorrectly recorded, resulting in further inaccuracies in the balance of related accounts. The Company has determined that a correction was required, and as such, has restated its previously reported financial statements as at and for the year ended December 31, 2018.